January 19, 2011

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
Washington, DC 20549

Re:	Cyalume Technologies Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 22, 2010 File No. 000-52247

Dear Mr. Spirgel:

On behalf of our client, Cyalume Technologies Holdings, Inc. (the “Company”), we are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the United States Securities and Exchange Commission (the “Commission”) on January 5, 2011 (the “Staff Letter”.) The discussion below reflects the Company’s response to the Staff’s Letter.

Form 10-K for the fiscal year ended December 31, 2009

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

1.
We note your response to the comment in our letter dated December 17, 2010. We refer to an Item 8.01 Form 8-K filed on December 18, 2008. In this 8-K you disclose that GMS Acquisition Partners Holdings, LLC purchased 2,068,550 shares for $16,584,490 in a series of transactions. Further we note that you filed a Form 13D on December 29, 2008 which disclosed that GMS Acquisition Partners Holdings, LLC obtained 53 percent of the voting power of the Company. In your response you disclose that GMS only obtained 46.56 percent ownership. Please explain this inconsistency and revise your analysis, if necessary. Also consider the impact on your analysis of the additional information you provide in response to the following comments.

The inconsistency between the 53 percent and the 46.56 percent relates to the 2,068,550 shares that GMS acquired in the public markets.  These shares were not included in calculating the percentage in the prior response letter because of the following:

•	The shares were not issued as payment for the acquisition.

•
The shares were only purchased on a short-term basis, as a necessity to ensure that the business combination was consummated because Vector needed to receive the approval of 80% of its shareholders to consummate the transaction, and there were concerns that this level would not be reached.  These shares were only acquired by GMS Acquisition Partners Holdings, LLC (“GMS”) as a result of Cova Small Cap Holdings, LLC (“Cova”) and eight other members of GMS agreeing to use some of their cash proceeds from the business combination for the purchase of shares of Vector stock, the holders of which were known at the time to be voting against the acquisition of CTI by Vector.

•
In agreeing to buy the 2,068,550 shares, Cova and eight other members of GMS insisted on and received two Put Agreements (“Put”) from Vector affiliated individuals to guarantee that they could sell these excess shares.  The first Put was exercised on January 15, 2009 for 625,000 shares at a price of $4.00 per share. The second Put was for 1,562,500 shares at $4.80 per share, and has not yet been exercised. The Puts are described in various Forms 3, 4 and 13D/G filings by the parties involved during December 2008 and January 2009.

•
GMS distributed 4,925,282 shares on December 26, 2008 to its 19 beneficial owners and disclaimed any ownership as evidenced by a Form 4 filing dated December 31, 2008.  The remaining 1,505,646 shares issued as a result of the business combination remained in escrow in accordance with the Investor Rights Agreement, dated as of December 19, 2008, by and between Vector and the 19 beneficial owners of GMS.

•	GMS distributed the 2,068,550 shares on or about December 31, 2008 to Cova and the eight other members of GMS who participated in the purchase of these shares.

It is clear from the nature of the transaction relating to the purchase of 2,068,550 shares that Cova wanted only to assure the closing of the transaction and was not seeking control of the combined entity.

Additionally, purchasing these shares did not enhance the number of directorships that Cova and Kline Hawkes Pacific Advisors, LLC were entitled to, which was two and one respectively.

Most importantly, it was only because of the actual time it took to physically effectuate the transfers to the 19 beneficial owners of GMS that such transfers were not effected on December 19, 2008, the closing date.

2.
You indicate that the shares issued to GMS in the acquisition constituted 27.97 percent of the outstanding shares on a fully diluted basis. Please provide a schedule showing the calculation of shares on a diluted basis. Also discuss whether the warrants and options or other convertible securities were exercisable and in the money at the acquisition date.

The following schedule shows the calculation of shares on a diluted basis at the acquisition date:

Common shares outstanding	13,812,785

Dilutive securities:
Warrants outstanding from initial public offering	7,312,500
Rodman and Renshaw, LLC unit purchase option	1,462,500
Private placement options – Winston Churchill	93,750
Private placement options – Yaron Eitan	93,750
Catalyst Equity Management options	118,750
Centurion Credit Group Master Fund, LP options	100,000
Total dilutive securities	9,181,250

Total diluted securities	22,994,035

Shares issued to GMS in transaction	6,430,928
GMS transaction shares as percentage of
fully diluted shares outstanding	27.97%

All of the dilutive securities were exercisable at the acquisition date except that the initial public offering warrants were only exercisable on a cashless basis until February 9, 2009 when the registration on Form S-3 relating to the exercise of the warrants became effective. The initial public offering warrants, Rodman and Renshaw units, and Churchill and Eitan options were in the money at the acquisition date.

3.
You indicate that it was the intention of GMS to distribute the shares to its shareholders. Tell us when the shares were distributed and identity whether this resulted in any shareholders receiving a large minority voting interest. Tell the percentage ownership of the two shareholders that received the right to nominate one or two members of the company’s board of directors.

The shares were distributed as follows:

•	2,068,550 shares acquired by GMS on December 17 & 18, 2008, as discussed in response to question 1, were distributed on or about December 31, 2008 as noted on Cova’s Form 4 filed on December 31, 2008.

•	4,925,282 shares acquired by GMS on December 19, 2008 as a result of the business combination were distributed on December 26, 2008.

•
1,505,646 shares acquired by GMS on December 19, 2008 as a result of the business combination could not be physically distributed as such shares were subject to an escrow agreement.  GMS has disclaimed all beneficial ownership as these shares are beneficially owned by the 19 members of GMS.

The above distributions resulted in two shareholders receiving a large minority voting interest.  These two shareholders that received the largest minority voting interests are also the two shareholders that received the right to nominate members of the company’s board of directors pursuant to the Investor Rights Agreement discussed in response to the first comment letter.  The percentage ownership of the two shareholders was as follows:

•
30.3% - Cova Small Cap Holdings, LLC as evidenced by a Schedule 13D/A filed on January 12, 2009 which disclosed ownership of 4,860,399 shares.  Please note that Cova’s ownership dropped to 26.6% after the previously mentioned Put was exercised on January 15, 2009, as evidenced by a Schedule13D/A filed on January 20, 2009, which disclosed ownership of 4,269,356 shares.

•	14.1% - Kline Hawkes Pacific Advisors, LLC as evidenced by a Schedule 13D filed on January 12, 2009 which disclosed ownership of 2,273,434 shares.

4.           Tell us the terms of the initial members of the board of directors at the acquisition date and describe the process for replacing the members.

After the acquisition date, all nine members of Vector’s board of directors continued on the board, with the exception of one board member who resigned. The eight continuing members were joined by three new members nominated by the members of GMS, as discussed in response to comment three above. This enlarged board served until the first annual meeting of shareholders subsequent to the business combination, which was on June 18, 2009, at which time they were all re-elected.

Pursuant to the Company’s Certificate of Incorporation and by-laws, any vacancies in the board of directors may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Company’s by-laws), or by the sole remaining director.

As discussed in the previous comment letter, the Company has entered into an investor rights agreement with certain former owners of CTI as a result of the acquisition of CTI on December 19, 2008, which allows certain beneficial owners to nominate up to three persons for election to the board of directors for so long as a minimum percentage of the Company’s outstanding common stock are owned by such security holders. The terms of the agreement are as follows:

•
Cova has the right to nominate (a) two persons for election to the board of directors as long as Cova owns 12.5% of the outstanding stock of the Company, and (b) one person to the board of directors as long as Cova owns over 10% but less than 12.5% of the outstanding common stock of the Company; and

•
Kline Hawkes Pacific Friends Fund, LLC and Kline Hawkes Pacific, L.P. have the right to nominate one person for election to the board of directors as long as they own at least 10% of the outstanding common stock of the Company.

Andrew Intrater and Jason Epstein are Cova’s current nominees to the board of directors and Frank Kline is Kline Hawkes’ current nominee to the board of directors.

On January 13, 2009, the board of directors formed a Nominating Committee and adopted a written charter on that date. The Nominating Committee will consider director candidates recommended by security holders. Potential nominees to the board of directors are required to have such experience in business or financial matters as would make such nominee an asset to the board of directors and may, under certain circumstances, be required to be “independent”, as such term is defined under Rule 5605 of the Listing Rules and applicable SEC regulations. Stockholders wishing to submit the name of a person as a potential nominee to the board of directors must send the name, address, and a brief (no more than 500 words) biographical description of such potential nominee to the Nominating and Corporate Governance Committee at the following address: Nominating Committee of the board of directors, c/o Cyalume Technologies Holdings, Inc., 96 Windsor Street, West Springfield, Massachusetts 01089. Potential director nominees will be evaluated by personal interview, such interview to be conducted by one or more members of the Nominating Committee, and/or any other method the Nominating Committee deems appropriate, which may, but need not, include a questionnaire.

The Nominating Committee may solicit or receive information concerning potential nominees from any source it deems appropriate. The Nominating Committee need not engage in an evaluation process unless (i) there is a vacancy on the board of directors, (ii) a director is not standing for re-election, or (iii) the Nominating Committee does not intend to recommend the nomination of a sitting director for re-election. A potential director nominee recommended by a security holder will not be evaluated differently from any other potential nominee. Although it has not done so in the past, the Nominating Committee may retain search firms to assist in identifying suitable director candidates.

5.
Describe in more detail the CTI senior management group that continued employment with the combined company, including the roles and responsibilities associated with each position. Also discuss the terms of any employment contracts.

Senior management employed with CTI longer than one year prior to February 14, 2008, the date the Stock Purchase Agreement was signed, and continuing with the combined company were Michael Bielonko, Edgar (Earl) Cranor and Thomas McCarthy.

Senior management joining CTI after February 14, 2008, and continuing with the combined company was Derek Dunaway. Mr. Dunaway started employment February 21, 2008.

Senior management employed with CTI longer than one year prior to February 14, 2008 and not continuing with the combined company were: Emil Jachmann, Jeremy Saltzman and Sandor Weisz.

Following is a brief description of roles:

•
Michael Bielonko- has served as CFO since joining CTI on January 23, 2006. He is currently responsible for accounting, tax, finance, human resources, information technology and production functions. His role was similar prior to February 14, 2008.

•	Earl Cranor- joined CTI in 1993 and is VP Technology. He is currently responsible for research and development and engineering services. His role was similar prior to February 14, 2008.

•
Thomas McCarthy- joined CTI in 1998 and is VP Government and Military Sales. He is currently responsible for chemical light and reflective products for government and military sales worldwide except the European markets. Prior to February 14, 2008 he also had responsibility for the European government and military markets, which is now handled by an employee hired subsequent to February 14, 2008.

•
Derek Dunaway- became President/CEO of CTI effective February 29, 2008. Previously he was a consultant to Vector beginning in May 2007. Mr. Dunaway continued in his role as President/CEO after the business combination.

•	Emil Jachmann- served as President/CEO from January 2006 until his departure in early 2008.

•	Jeremy Saltzman- served as VP Planning and Business Development until his departure in May 2008. He reported directly to Mr. Jachmann.

•	Sandor Weisz- served as VP Commercial Marketing and Sales until his departure in May 2008. He reported directly to Mr. Jachmann.

As of December 19, 2008, the date of the acquisition of CTI, the following employment agreements were in place, as described in the Company’s  Definitive Proxy Statement filed April 30, 2009:

•	Derek Dunaway

Mr. Dunaway’s employment agreement, effective February 24, 2008 provides that Mr. Dunaway will be employed as CTI’s President. The contract has a three year term with an automatic renewal of one year unless either party gives notice to the contrary to the other party. Mr. Dunaway receives an annual salary of not less than $250,000, to be increased by CTI’s board of directors at their discretion on an annual basis. Mr. Dunaway is entitled to an annual bonus based on performance at the discretion of the board of directors. If Mr. Dunaway voluntarily resigns or is terminated for any reason during the period of employment, then he is not entitled to receive any benefit or compensation following the date of termination.

•	Michael Bielonko

Mr. Bielonko’s employment agreement, effective January 23, 2006, provides that Mr. Bielonko will be employed as CTI’s Chief Financial Officer. The contract had an initial three year term with an automatic renewal for subsequent one year periods thereafter. Effective January 1, 2008, Mr. Bielonko’s annual salary was increased to not less than $200,000, to be increased by CTI’s board of directors at their discretion on an annual basis. Mr. Bielonko is entitled to an annual bonus based on performance of the company and calculated relative to the achievement of specific budgeted EBITDA results. If Mr. Bielonko’s employment is terminated without cause, Mr. Bielonko is entitled to receive his base salary and benefits for twenty six weeks following termination, in addition to any accrued but unpaid bonus compensation.

•	Earl Cranor

Mr. Cranor’s employment agreement, effective January 23, 2006, provides that Mr. Cranor will be employed as CTI’s Vice President of Technology. The contract had an initial three year term with an automatic renewal for subsequent one year periods thereafter. Effective January 1, 2008, Mr. Cranor’s annual salary was increased to not less than $200,000, to be increased by CTI’s board of directors at their discretion on an annual basis. Mr. Cranor is entitled to an annual bonus based on performance of the company and calculated relative to the achievement of specific budgeted EBITDA results. If Mr. Cranor’s employment is terminated without cause, Mr. Cranor is entitled to receive his base salary for six months following termination, in addition to any accrued but unpaid bonus compensation.

•	Thomas McCarthy

Mr. McCarthy’s employment agreement, effective January 30, 2006, provides that Mr. McCarthy will be employed as CTI’s Vice President and General Manager, Worldwide Government & Safety Division. The contract had an initial three year term with an automatic renewal for subsequent one year periods thereafter. Effective January 1, 2008, Mr. McCarthy’s annual salary was increased to not less than $200,000, to be increased by CTI’s board of directors at their discretion on an annual basis. Mr. McCarthy is entitled to an annual bonus based on performance of the company and calculated relative to the achievement of specific budgeted revenue and EBITDA results. If Mr. McCarthy’s employment is terminated without cause, Mr. McCarthy is entitled to receive his base salary for six months following termination, in addition to any accrued but unpaid bonus compensation. The Company has agreed to indemnify and hold harmless Mr. McCarthy from all actions taken within the scope of his employment.

Subsequently, in May 2009, the employment agreements were revised by the board of directors, as follows, as described in the Company’s Definitive Proxy Statement filed April 30, 2010.

•	Derek Dunaway

Mr. Dunaway’s employment agreement, effective April 1, 2009, provides that Mr. Dunaway will be employed as CTI’s Chief Executive Officer. The contract has an initial term of three years and shall continue for successive one-year periods unless terminated by either party upon 30 days written notice prior to the anniversary/expiration date or terminated pursuant to certain events or for cause. Mr. Dunaway receives an annual base salary of $350,000, subject to annual adjustments at the sole discretion of the board of directors. Mr. Dunaway is entitled to equity compensation of up to 50,000 shares of restricted stock and 200,000 restricted options subject to the discretion of the board of directors. Annually, Mr. Dunaway is entitled to a cash bonus of up to $150,000 based on the achievement of revenue targets, EBITDA targets and specific objectives, all determined by the board of directors. Mr. Dunaway is also eligible to receive annually up to an additional 10,000 restricted shares and 20,000 restricted options subject to achieving specific objectives. If Mr. Dunaway voluntarily resigns or is terminated for cause during the period of employment, then he is not entitled to receive any benefit or compensation following the date of termination. If terminated without cause during his initial term, Mr. Dunaway is entitled to severance of an amount equal to his annual base salary plus the remainder of compensation due him through the end of his initial term. If terminated without cause subsequently to his initial term, Mr. Dunaway is entitled to receive severance of an amount equal to his annual base salary. If Mr. Dunaway is terminated without cause pursuant to a change in control, he is entitled to receive an amount equal to his annual base salary in addition to his other severance benefits.

•	Michael Bielonko

Mr. Bielonko’s employment agreement, effective May 15, 2009, provides that Mr. Bielonko will be employed as CTI’s Chief Financial Officer. The contract has an initial term of three years and shall continue for successive one-year periods unless terminated by either party upon 30 days written notice prior to the anniversary/expiration date or terminated pursuant to certain events or for cause. Mr. Bielonko receives an annual base salary of $220,000, subject to annual adjustments at the sole discretion of the board of directors. Annually, Mr. Bielonko is entitled to a cash bonus of up to 40% of annual base salary based on the achievement of revenue targets, EBITDA targets and specific objectives, all determined by the board of directors. Mr. Bielonko is also eligible to receive annually an equity bonus of up to 50% of annual base pay subject to achieving the same criteria for the cash bonus. If Mr. Bielonko voluntarily resigns or is terminated for cause during the period of employment, then he is not entitled to receive any benefit or compensation following the date of termination. If terminated without cause during his initial term, Mr. Bielonko is entitled to severance of an amount equal to his annual base salary plus the remainder of compensation due him through the end of his initial term. If terminated without cause subsequently to his initial term, Mr. Bielonko is entitled to receive severance of an amount equal to his annual base salary. If Mr. Bielonko is terminated without cause pursuant to a change in control, he is entitled to receive an amount equal to his annual base salary in addition to his other severance benefits.

•	Earl Cranor

Mr. Cranor’s employment agreement, effective May 1, 2009, provides that Mr. Cranor will be employed as CTI’s Technology Vice President. The contract has an initial term of three years and shall continue for successive one-year periods unless terminated by either party upon 30 days written notice prior to the anniversary/expiration date or terminated pursuant to certain events or for cause. Mr. Cranor receives an annual base salary of $215,000, subject to annual adjustments at the sole discretion of the board of directors. Mr. Cranor was entitled to equity compensation of up to 40,000 shares of restricted stock and 110,000 restricted options subject to the discretion of the board of directors. Annually, Mr. Cranor is entitled to a cash bonus of up to 45% of annual base salary based on the achievement of revenue targets, EBITDA targets and specific objectives, all determined by the board of directors. Mr. Cranor is also eligible to receive annually up to an additional 4,000 restricted shares and 15,000 restricted options subject to achieving specific objectives. If Mr. Cranor voluntarily resigns or is terminated for cause during the period of employment, then he is not entitled to receive any benefit or compensation following the date of termination. If terminated without cause during his initial term, Mr. Cranor is entitled to severance of an amount equal to his annual base salary plus the remainder of compensation due him through the end of his initial term. If terminated without cause subsequently to his initial term, Mr. Cranor is entitled to receive severance of an amount equal to his annual base salary. If Mr. Cranor is terminated without cause pursuant to a change in control, he is entitled to receive an amount equal to his annual base salary in addition to his other severance benefits.

•	Thomas McCarthy

Mr. McCarthy’s employment agreement, effective May 15, 2009, provides that Mr. McCarthy will be employed as CTI’s Government Sales Vice President. The contract has an initial term of three years and shall continue for successive one-year periods unless terminated by either party upon 30 days written notice prior to the anniversary/expiration date or terminated pursuant to certain events or for cause. Mr. McCarthy receives an annual base salary of $210,000, subject to annual adjustments at the sole discretion of the board of directors. Annually, Mr. McCarthy is entitled to a cash bonus of up to 30% of annual base salary based on the achievement of revenue targets, EBITDA targets and specific objectives, all determined by the board of directors. Mr. McCarthy is also eligible to receive annually an equity bonus of up to 10% of annual base pay subject to achieving the same criteria for the cash bonus. If Mr. McCarthy voluntarily resigns or is terminated for cause during the period of employment, then he is not entitled to receive any benefit or compensation following the date of termination. If terminated without cause during his initial term, Mr. McCarthy is entitled to severance of an amount equal to his annual base salary plus the remainder of compensation due him through the end of his initial term. If terminated without cause subsequently to his initial term, Mr. McCarthy is entitled to receive severance of an amount equal to his annual base salary. If Mr. McCarthy is terminated without cause pursuant to a change in control, he is entitled to receive an amount equal to his annual base salary in addition to his other severance benefits.

It is important to highlight the following with respect to the foregoing information:

•	First, Mr. Jachmann, the President/CEO prior to the signing of the Stock Purchase Agreement, was removed from office at Vector’s request.

•
Second, while employed, Messrs. Jachmann, Saltzman and Weisz spent a considerable amount of their efforts on behalf of CTI trying to develop the consumer safety area. Upon the placement of Mr. Dunaway as President/CEO, this corporate strategy was discontinued and newer technologies, such as the Company’s ammunition business, were emphasized.

•
Third, subsequent to the business combination, the employment agreements of certain senior management were significantly amended in several ways, most notably with higher cash compensation and change of control provisions.

It is clear from the first two items that the CTI board of directors under GMS control was quite willing to cede to the strategy wishes of Vector. The third item indicates that upon actually taking control, the Vector board of directors moved to materially enhance certain senior management’s employment arrangements in an effort to keep those senior managers from leaving.

6.
Tell us whether a valuation of the equity of CTI was prepared prior to or in connection with the transaction. If so, tell us the results of the valuation and how you considered it in assessing whether a premium was paid.

No valuation of the equity of CTI was prepared by CTI prior to or in connection with the transaction. Vector did engage Valuescope, Inc. to “advise Vector Intersect Security Acquisition Corporation (“VISAC”) and its stockholders as to the fairness of the consideration to be paid for all the outstanding capital stock” of CTI. The Valuescope fairness opinion was included as Annex A to the Schedule 14A filed by Vector on December 4, 2008. Valuescope concluded that the fair value of the enterprise was $144 million. No consideration was given to this fairness opinion in assessing whether a premium was paid as it was not a valuation of the equity of the CTI.

7.
In your analysis of the relative size of Vector and CTI you gave primary consideration to the net assets of each entity, instead of the revenue and earnings. Tell us in more detail why you concluded that this factor favored Vector as the acquirer.

Accounting standards indicate that consideration should be given to the “relative size” of each entity.  Measurement in assets, revenue or earnings may be considered when making such a determination.  As Vector and CTI were dissimilar entities (i.e. Vector was a SPAC which did not have operations, while CTI was an operating entity), the Company determined that a comparison of revenue and earnings would not be useful in making this determination.  Therefore, the Company determined that the most significant and appropriate measurement of the relative size of these two companies was an analysis of the net assets of the companies.

The Company believes that this additional information supports its conclusion that Vector was the acquiring entity in this business combination.

Please call me at (212) 407-4866 if you have any questions. Thank you.

Very truly yours,

/s/ Giovanni Caruso
Giovanni Caruso